EXHIBIT 21.1
SUBSIDIARIES – As of December 31, 2007
1.	Hillman Group Capital Trust Organized in the State of Delaware

2.	Hillman Investment Company Incorporated in the State of Delaware

3.	The Hillman Group, Inc. Incorporated in the State of Delaware
a.	All Points Industries, Inc. Incorporated in the State of Florida

b.	SunSource Integrated Services de Mexico S.A. de C.V. Incorporated in Ciudad de Mexico, Mexico

c.	The Hillman Group Canada, Ltd. Incorporated in the Province of Ontario, Canada

d.	SunSource Technology Services, L.L.C. Formed under the laws of the State of Delaware

e.	SunSub C, Inc. Incorporated in the State of Delaware
i.	SunSub Holdings L.L.C. Formed under the laws of the State of Delaware